Filed Pursuant to Rule 424(b)(3)

Registration No. 333-273728

PROSPECTUS SUPPLEMENT NO. 23

(to prospectus dated August 10, 2023)

VIREO GROWTH INC.

15,000,000 Subordinate Voting Shares

Up to 80,670,773 Subordinate Voting Shares Underlying Notes

Up to 6,250,000 Subordinate Voting Shares Underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 10, 2023 (the “Prospectus”), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 15, 2024. Accordingly, we have attached such report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling security holders named in the Prospectus (the “Selling Shareholders”) of up to an aggregate of 101,920,773 of our subordinate voting shares (“subordinate voting shares”), which consist of: (i) up to 15,000,000 subordinate voting shares issued in a private offering to certain Selling Shareholders in connection with a Fifth Amendment to Credit Agreement and First Amendment to Security Agreement by and among Goodness Growth Holdings, Inc. (n/k/a Vireo Growth Inc.), certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of March 31, 2023; (ii) up to 80,670,773 subordinate voting shares that are issuable from time to time to certain Selling Shareholders upon conversion of, and payment of interest on, convertible notes issued in a private offering pursuant to a Sixth Amendment to the Credit Agreement by and among Goodness Growth Holdings, Inc. (n/k/a Vireo Growth Inc.), certain of its subsidiaries, the persons from time-to-time party thereto as guarantors, the lenders party thereto, and Chicago Atlantic Admin, LLC, as administrative agent and as collateral agent, dated as of April 28, 2023 (the “Sixth Amendment”); and (iii) up to 6,250,000 subordinate voting shares that are issuable from time to time to certain of the Selling Shareholders upon the exercise of warrants to purchase our subordinate voting shares that were issued in a private offering to Selling Shareholders in connection with the Sixth Amendment.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our subordinate voting shares are listed on the Canadian Securities Exchange (the “CSE”) under the symbol “VREO” and quoted on the OTCQX under the symbol “VREOF”. On November 6, 2024, the closing sale price of our subordinate voting shares as reported on the CSE was C$0.60 and the closing sale price of our subordinate voting shares on the OTCQX was $0.43.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus. Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 7, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 9, 2024

VIREO GROWTH INC.

(Exact name of registrant as specified in its charter)

               British Columbia

(State or other jurisdiction of Incorporation)

000-56225	82-3835655
(Commission File Number)	(IRS Employer Identification No.)

207 South 9th Street Minneapolis, Minnesota	55402
(Address of principal executive offices)	(Zip Code)

(612) 999-1606

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
N/A	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.02	Termination of a Material Definitive Agreement.

On October 9, 2024, Vireo Growth Inc. (the “Company”) and Grown Rogue Unlimited, LLC (“Grown Rogue”), mutually agreed to terminate the Consulting Agreement (“Consulting Agreement”) between the parties dated May 24, 2023, as amended September 20, 2023, effective September 30, 2024. Under the Consulting Agreement, Grown Rogue provided the Company with assistance in commercializing the Company’s products. As part of the termination agreement, Vireo forfeited 4.5 million of the 8.5 million Grown Rogue warrants the Company received under the Consulting Agreement and has the option to pay Grown Rogue a lump sum termination fee of US$800,000 on or prior to October 18, 2024 or US$1,000,000 in scheduled payments of US$250,000 each on October 18, 2024, December 31, 2024, March 31, 2025 and June 30, 2025.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Joshua Rosen Resignation

On October 10, 2024, Joshua Rosen, Chief Executive Officer, Interim Chief Financial Officer and Director of the Company resigned from all of his positions with the Company. Mr. Rosen did not resign because of a disagreement with the Company on any matter related to the Company’s operations, policies or practices. In conjunction with this event, the parties have entered into a separation agreement (“Separation Agreement”) dated October 9, 2024 that provides, among other things, for the grant of 500,000 restricted stock units, which vest in 12 equal installments commencing January 1, 2025 and ending on December 1, 2025 and 500,000 immediately exercisable stock options with an exercise price per share of US$0.50. Such options expire October 9, 2027. Further, Mr. Rosen will receive salary continuation for two years at a rate of US$300,000 per year. Pursuant to the Separation Agreement, the vesting of 250,000 options granted to Mr. Rosen in August 2024 were accelerated and are exercisable until October 9, 2027. On October 10, 2024, the Company’s wholly-owned subsidiary Vireo Health, Inc. (“VHI”) and Mr. Rosen entered into a Consulting Agreement (the “Consulting Agreement”) pursuant to which Mr. Rosen will be paid consulting fees at a rate of US$1,000 per hour for his advice and involvement with certain litigation between the Company and Verano Holdings Corp. These summaries of the Separation Agreement and Consulting Agreement are qualified in their entirety by reference to the full text of the Separation Agreement and Consulting Agreement, which are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

Amber Shimpa Appointment

On October 10, 2024, Amber Shimpa, age 45, was appointed Chief Executive Officer of the Company. Ms. Shimpa has served as President of the Company and VHI since February 14, 2023. Prior to that, Ms. Shimpa had served as VHI’s Chief Administrative Officer since December 2019 and as a member of the Board of Directors of the Company (the “Board”) from March 2019 to March 31, 2023. From January 2015 through December 2019, Ms. Shimpa served as the Company’s Chief Financial Officer. Ms. Shimpa’s sister is married to Dr. Kyle Kingsley, Executive Chairman of the Board.

In connection with Ms. Shimpa’s appointment, on October 9, 2024, VHI entered into a Restated Employment Agreement with Ms. Shimpa (the “Shimpa Agreement”). The Shimpa Agreement provides for Ms. Shimpa’s employment as Chief Executive Officer and President of each of the Company and VHI and as Chief Executive Officer and President of certain of the Company’s affiliates and subsidiaries, including Vireo Health of Minnesota, LLC, Vireo Health of New York, LLC, MaryMed, LLC, and HiColor, LLC. The Shimpa Agreement provides for Ms. Shimpa to receive an annual base salary of US$325,000, and Ms. Shimpa is eligible to earn a cash bonus as determined by the Board in its discretion. All equity awards previously granted to Ms. Shimpa remain in full force and effect and Ms. Shimpa shall be granted 1,000,000 stock options. This summary of the Shimpa Agreement is qualified in its entirety by reference to the full text of the Shimpa Agreement, which is attached as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference. Other than the Shimpa Agreement, there are no arrangements or understandings between Ms. Shimpa and any other person pursuant to which she was selected for the position to which she was appointed.

Joseph Duxbury Appointment

On October 10, 2024, Joseph Duxbury, age 32, was appointed interim Chief Financial Officer of the Company. Mr. Duxbury has served as Vice President of Finance – External Reporting & IR of the Company since April 2020. Prior to that, Mr. Duxbury was a consultant for Salo LLC, a finance, accounting and human resources staffing firm, from August 2018 to April 2020, where he performed various accounting and finance related consulting services. There are no arrangements or understandings between Mr. Duxbury and any other person pursuant to which he was selected for the position to which he was appointed.

Item 7.01.	Regulation FD Disclosure.

On October 10, 2024, the Company issued a press release announcing the matters addressed in this Current Report on Form 8-K. The press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Separation Agreement between Vireo Growth Inc. and Joshua Rosen dated October 9, 2024

10.2	Consulting Agreement between Vireo Growth Inc. and Joshua Rosen dated October 10, 2024

10.3	Restated Employment Agreement between Vireo Growth Inc., Vireo Health, Inc. and Amber Shimpa dated October 9, 2024

99.1	Press Release dated October 10, 2024*

104	Cover Page Interactive Data File (embedded within Inline XBRL document)

*Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VIREO GROWTH INC.
(Registrant)

By:	/s/ Amber Shimpa
Amber Shimpa
Chief Executive Officer and President

Date: October 15, 2024

EXHIBIT 10.1

SEPARATION AGREEMENT AND GENERAL RELEASE

This Separation Agreement and General Release (this “Agreement”) is entered into between Joshua Rosen (“you”) and Vireo Growth, Inc., previously known as Vireo Health, Inc. (the “Company”). Your employment with the Company will end effective October 10, 2024. You and the Company have agreed to characterize your termination of employment with the Company as a resignation.

The Company will provide you with certain benefits in consideration of your signing this Agreement; however, your decision whether to sign this Agreement will not affect the end of your employment with the Company. Please note, you will receive certain compensation for your services through the Termination Date as required by applicable law and you will be entitled to any vested benefits that you may have under the Company’s employee benefit plans without regard to whether you sign this Agreement. In addition, nothing in this Agreement affects the terms and conditions of any outstanding equity previously granted to you and these continue to be subject to the terms of the award agreements and the plan under which such awards were granted (which may include continued vesting and exercisability during any period of service with the Company following the Termination Date (as defined below); provided, however, that you agree to relinquish any right to receive the taxable settlement of the Restricted Stock Units (the “RSUs”) previously granted to you under the Vireo Health International Inc. 2019 Equity Incentive Plan (the “Plan”) that would otherwise become vested and settled after the date of this Agreement and during 2024 during 2024, and the Company shall arrange for the taxable settlement of such RSUs during January of 2025 (subject to any arrangements regarding the payment of withholding taxes at the time of such taxable settlement as is called for under the Plan and award agreement documenting such RSUs).

You and the Company agree as follows:

1.             Separation from Employment. Your employment with the Company will end on either October 10, 2024 or on such earlier date as your employment may be terminated under the terms of your employment agreement with the Company entered into effective as of January 1, 2024 (the “Employment Agreement”). The date of your termination of employment with the Company is referred to herein as the “Termination Date.”

2.             Payments and Benefits. In consideration of your signing this Agreement, and not, thereafter, revoking it during the applicable revocation and rescission periods descried in Section 5 of this Agreement, the Company will provide you with the following:

(a)            Severance in the form of salary continuation at an annualized rate of pay equal to Three Hundred Thousand Dollars ($300,000) for two years;

(b)            Continuation of group health care for you and your eligible dependents if you elect such continuation coverage under the Consolidated Omnibus Budget Reconciliation Act of 1985 (or similar state law) at no cost to you or with such costs as you may be required to incur being reimbursed by the Company for a eighteen (18) month period or such shorter period as may result from your or your eligible dependents ceasing to be eligible for such continuation coverage;

(c)            A grant of five hundred thousand (500,000) Restricted Stock Units (the “Additional RSUs”) under the Plan which will be deemed to vest in twelve (12) equal monthly installments commencing on January 1, 2025, and ending on December 1, 2025, and which will be settled as soon as practicable following the relevant vesting dates, subject to the terms and conditions of the Plan and the award agreement used to document the Additional RSUs;

(d)            A grant of a Nonstatutory Stock Option with respect to five hundred thousand (500,000) Shares (as that term is defined in the Plan) which will be fully vested as of the date of grant and exercisable for a period of three (3) years following the date of grant and which will be subject to the terms and conditions of the Plan and the Option Award Agreement used to document this Award;

(e)            The terms and conditions of the stock option that was previously granted in September of 2024 with respect to 250,000 Shares (which, to the extent such stock option was intended to constitute an incentive stock option, will cause that option to be a Nonstatutory Stock Option) shall be treated as immediately vested contingent on this Agreement being executed and becoming irrevocable, and shall be subject to the same exercise period as described with respect to the Nonstatutory Stock Option in Section 2(d), above;

(f)            A waiver of any non-compete agreement to which you would otherwise be bound pursuant to the terms of the Employment Agreement or any other agreement between you and the Company; and

(g)            Provide you with consulting fees at a rate of One Thousand Dollars ($1,000) per hour for your advice and involvement with certain litigation between the Company and Verano Holdings Corp.

You acknowledge that you are not entitled to the payments set forth in this Section 2 unless you sign this Agreement and do not revoke or rescind in accordance with section 5 of this Agreement. You must not sign this Agreement prior to the Termination Date, and doing so will render this Agreement null and void.

3.             Release. In consideration for the payment specified in Section 2, you fully release and discharge from all legal claims: the Company, its related and/or affiliated companies, and all of the respective predecessors, successors, affiliates, assigns, officers, shareholders, board members, directors, employees, agents, contractors, counsel, and insurers of the Company and its related and/or affiliated companies.

(a)            You understand that by releasing all of your legal claims against these entities and persons, you are releasing all of your rights to bring any claims against them based on any actions, decisions, or events occurring through the date of your signing of this Agreement, including the terms and conditions of your employment and your separation from employment.

(b)            You understand that you are releasing, and do hereby release, any claims for damages, by charge or otherwise, whether brought by you or on your behalf by any other party, governmental or otherwise, and agree not to institute any claims for damages via administrative or legal proceedings against the Company. You also waive and release any and all rights to money damages or other legal relief awarded by any governmental agency related to any charge or other claim against the Company.

(c)            You understand that you are giving up any and all claims, complaints, causes of action, or demands, whether now known or unknown, asserted or unasserted, direct or indirect, which you have or may have by reason of any matter, fact, or thing occurring up through the date of your signing this Agreement, including any claims arising under Title VII of the Civil Rights Act of 1964, 42 U.S.C. § 2000e et seq., the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., the Americans with Disabilities Act, 42 U.S.C. § 12101 et seq., the Employee Retirement and Income Security Act, 29 U.S.C. § 1001 et seq., the Family and Medical Leave Act, 29 U.S.C. § 2601 et seq., the Minnesota Human Rights Act, Minn. Stat. § 363.01 et seq., Minn. Stat. § 181.81, Minn. Stat. § 176.82, as well as any other federal, state, or local statute, regulation, or ordinance.

(d)            You understand that you are giving up all other claims under any other theory, whether legal or equitable, including those grounded in contract or tort theories, including, but not limited to, wrongful discharge, breach of contract, tortious interference with contractual relations, promissory estoppel, breach of the implied covenant of good faith and fair dealing, breach of express or implied promise; breach of manuals or other policies, assault, battery, fraud, false imprisonment, invasion of privacy; intentional or negligent misrepresentation, defamation, discharge in violation of public policy, whistleblower, intentional or negligent infliction of emotional distress, claims for any unpaid wages, bonuses or other forms of compensation, any and all claims for attorneys fees.

By signing this Agreement, you hereby acknowledge the sufficiency of the payments provided to you in exchange for your release.

4.             Acceptance Period. You are not required to sign this Agreement prior to the later of (A) the date that is twenty-one (21) calendar days after you have received this Agreement and (B) ten (10) days following the Termination Date. As noted above, you must not sign this Agreement prior to the Termination Date. During the period you have this Agreement for review and prior to signing it, you may consider whether or not to accept this Agreement and are encouraged to consult with your legal advisor.

5.             Right to Revoke. You may rescind this Agreement insofar as it extends to claims or potential claims under the Age Discrimination in Employment Act by delivering a notice of your intent to revoke this release within seven (7) calendar days following your signing of it to:

Vireo Health, Inc
Attn: Tim Blum
207 S. 9th Street
Minneapolis, MN 55402

(a)            To be effective, such written notice must either be delivered by hand or by certified mail, return receipt requested, within such fifteen (15) or seven (7) day period. You acknowledge and understand that the time periods described above shall run concurrently, that the day on which you sign this Agreement shall count as the first day of both the fifteen (15) and seven (7) day periods, and that no allowance will be made should the last day of the time period fall on a weekend or holiday.

(b)            This Agreement will not become effective until the rescission and revocation periods have expired, and no payment shall be made to you until at least the first business day following the expiration of the fifteen (15) day rescission period. In the event that you provide a timely notice of your intent to rescind or revoke this Agreement, the Company may, at its option, declare the entire Agreement null and void, in which case neither you nor the Company shall have any rights or obligations under this Agreement.

6.             Return of Company Property. You agree that you have delivered or will deliver to the Company within one business day of signing this Agreement, all Company equipment, including all computers, telephone calling cards, keys, cellular telephones, pagers, records, manuals, books, blank forms, documents (including all letters, memoranda, notes, notebooks, and reports) and other data, and all copies thereof, and all other tangible Company property, which are at the time of your separation from employment in your possession or under your control.

7.             Non-Disparagement. You understand and agree that, as a condition of the Payments and Benefits discussed in Section 2, you shall not make any false, disparaging or derogatory statements to any media outlet, industry group, financial institution, or client or customer of the Company regarding the Company or about the Company's business affairs or financial condition. You further understand that you, or someone acting directly on your behalf, shall not make any false, disparaging or derogatory statements in a public forum, including social media platforms, about the Company or about the Company’s business affairs or financial condition. Notwithstanding the foregoing, nothing herein shall restrict you from making truthful statements in response to a court order or lawful subpoena, or to a governmental agency, or which by law cannot be subject to a non-disparagement covenant.

8.             Confidentiality. You agree to keep the terms of this Agreement confidential. You agree not to disclose any information concerning this Agreement to any person, including any present or former employee of the Company. These confidentiality provisions are subject to the following exceptions: you may disclose this Agreement to your attorneys, accountants, tax advisors or spouse, in the course of legal proceedings involving the Company, or in response to a court order, subpoena or inquiry by a government agency.

9.             Employee Agreements. You acknowledge that in the course of employment with the Company, you have had access to confidential information and trade secrets relating to the business affairs of the Company and/or related companies and entities. Further, you acknowledge that the Employee Confidentiality Non-Comp and IP Protection Agreement which you signed (attached as Exhibit A) shall continue in full force and effect and shall be unaffected by this Agreement except for the provision in Section 2 of this Agreement expressly related to a period of non-competition. You agree that you remain obligated not to disclose or otherwise make available to any person, company, or other party confidential information or trade secrets of the Company without the prior written consent of the Company’s board of directors.

10.            No Admission. This Agreement is not an admission by the Company that it has acted wrongfully toward you or anyone else and shall not be interpreted as such.

11.            No Assignment. This Agreement is personal to you and may not be assigned by you. The payments to be provided to you shall be made to your estate in the event of your death prior to your receipt thereof.

12.            Governing Law; Severability. This Agreement shall be governed by the laws of the State of Minnesota. If any part of this Agreement is construed to be in violation of any law, such part shall be modified to achieve the objective of the parties to the fullest extent permitted and the balance of this Agreement shall remain in full force and effect.

13.            Entire Agreement. You agree that this Agreement (including any agreements specifically referenced in this Agreement) contains the entire agreement between you and the Company with respect to your employment and separation from employment and that there are no promises or understandings outside of this Agreement with respect to your employment or your separation from employment with the Company. Any modification of or addition to this Agreement must be in a writing signed by you and the Company.

14.            Taxes. All taxable payments to you pursuant to this Agreement will be subject to all applicable federal, state and local income and wage taxes.

15.            Acknowledgment. You hereby affirm and acknowledge that you have read this Agreement and the provisions of this Agreement are written in language you understand. You further represent that you understand the release contained in this Agreement specifically refers to rights or claims arising under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., and that such release does not extend to claims arising after the date of execution. You also represent that you are entering into this Agreement freely and voluntarily, in exchange for valuable and sufficient consideration to which you are not otherwise entitled. Finally, you acknowledge that you have been advised you may take up to twenty-one (21) days to consider whether to enter into this Agreement and to consult with an attorney before signing.

Dated: October 9, 2024	/s/ Joshua Rosen

VIREO HEALTH, INC.

By: October 9, 2024	By:	/s/ Kyle Kingsley
Kyle Kingsley

	Its:	Chairman of the Board

EXHIBIT 10.2

CONSULTING AGREEMENT

This Independent Agreement (“Agreement”) dated as of the 10th day of October, 2024 (the “Effective Date”), is between Vireo Health, Inc., a Delaware corporation (the “Company”) and Joshua Rosen (“Consultant”).

Recitals

WHEREAS, Company desires to engage Consultant to perform certain Services (as defined below) for Company on an consulting basis.

WHEREAS, the parties wish to set forth in writing the terms and conditions of this consulting engagement.

Agreement

NOW THEREFORE, in consideration of the promises contained in this Agreement, and intending to be legally bound, the parties agree as follows:

1.             Term. Company hereby engages Consultant in the capacity set forth in this Agreement, and Consultant hereby accepts this engagement, for the term that begins on October 10, 2024 and shall continue until December 31, 2026, or such other period of time to which the parties have agreed in writing (the “Term”). This Agreement shall not have any automatic renewals. Either party may terminate this Agreement immediately for failure to perform Services or other breach after notice and reasonable opportunity to cure. All obligations under Sections 6, 7, 8, 9, 10, 12, 15, 16, and 19 of this Agreement shall survive termination or expiration of this Agreement.

2.            Services. During the Term, Consultant shall provide the services described in Exhibit A hereto to Company on an as-needed basis (the “Services”). Exhibit A may be amended from time to time during the Term by written consent of both parties. Company will designate a principal liaison to approve or reject Consultant’s work under this Agreement, who shall initially be the Company’s CEO (the “Company Representative”). To the extent of a conflict between the terms of this Agreement and Exhibit A, the terms of this Agreement shall supersede and be controlling. The Services shall be performed at times and places as shall be mutually convenient for Company and Consultant, and Consultant shall exercise independent judgment as to the method for accomplishing the Services. The nature, extent, period of performance, and limitations of the Services provided will be mutually agreed to by Company and Consultant. Consultant shall: (i) devote whatever time, effort and resources may be reasonably necessary or required to provide Services hereunder in a professional manner; (ii) at all times in the performance of the Services, comply with all applicable laws, codes and regulations and other instructions, standards of conduct, policies and procedures established and/or promulgated by Company, orally or in written or electronic form, which may be amended from time to time; (iii) provide its own materials, supplies, equipment and tools in the performance of the Services; and (iv) have sole and complete control over the method and means to be used in the performance of the Services. Company does not control the manner or means of Consultant’s transportation to any worksite. In performing the Services, Consultant shall: (i) maintain all licenses and permits necessary to perform the Services and (ii) perform the Services in a timely and satisfactory manner.

3.             Compensation.

A.            Fees. Company agrees to pay Consultant the sum of $1,000.00 per hour spent on requested consulting services during the term of this Agreement. Company will issue a form 1099 for all payments made and other compensation given, if required by applicable law.

B.            Payment. Consultant will submit invoices for the performance of Services for Company on a monthly basis, in arrears. Payment will be processed within thirty (30) days of Company’s receipt of Consultant’s undisputed invoice.

4.             Expenses. Consultant shall be responsible for paying all expenses incurred by Consultant in performing this Agreement, including but not limited to travel, food, lodging, office space, furniture, equipment, tools, secretarial, telephone and other expenses. Company will reimburse Consultant only for expenses related to travel, food, and lodging related to Company’s business, within thirty (30) days of submittal of Consultant’s expense report approved by the Company Representative.

5.             Assignment. This is a contract for personal services by Consultant, and this Agreement may not be assigned by Consultant to any party without the prior written consent of Company.

6.             Independent Contractor. Consultant shall be for all purposes an independent contractor of Company and not, solely by reason of the existence of this Agreement, an employee, partner, or owner of Company and shall not participate in any employee benefit program of Company by reason of this Agreement. Except as required by law, Company shall not withhold any sums from the compensation payments to be pursuant to Section 3 for Social Security, FICA, unemployment, employment, or other federal, state, or local tax liabilities or contributions, and all withholdings, liabilities, and contributions shall be solely the responsibility of Consultant. Neither Consultant nor employees of an entity for which Consultant serves as an employee, partner or other type of owner, shall be entitled to receive any benefits which employees of Company receive and shall not be entitled to receive from Company workers’ compensation, unemployment compensation, medical insurance, life insurance, paid vacations, paid holidays, pension, profit sharing, or Social Security on account of and work or Services provided to Company. Consultant shall be solely responsible for paying: (i) its employees, if any, and all taxes, FICA, workers’ compensation, unemployment compensation, medical insurance, life insurance, paid vacations, paid holidays, pension, profit sharing and other benefits for Consultant and its employees, servants and agents; and (ii) any employees of a business entity for whom Consultant serves as an employee, partner or other type of owner. Consultant will defend, indemnify, and hold harmless Company from any and all loss or liability, including attorney’s fees, arising from its failure to make these payments, withholdings, or benefits, if any. Consultant shall: (i) be totally and solely responsible for the timely reporting and payment of all income or other taxes and other governmental liabilities resulting from the performance of its Services hereunder, (ii) pay all self-employment and other taxes, including income taxes and estimates thereof, as shall be required by the Internal Revenue Code and the laws, rules, and regulations of any other government entity having jurisdiction over Consultant, and (iii) indemnify, defend and hold Company harmless for any tax or other liability arising from or related to Consultant’s failure to timely report and pay all income or other taxes or other governmental liabilities relating to compensation received from Company or otherwise relating to the Services.

7.             [Intentionally Omitted]

8.             Confidential Information.

A.            Defined. For the purposes of this Agreement, the term “Confidential Information” means all information in whatever form (whether oral, written, electronic, paper, or other medium), concerning Company, furnished by or on behalf of Company to Consultant, or learned by Consultant as a result of the Services, at any time (whether before or after the date of this Agreement) and in each case, regardless of the manner in which the medium in or on which such information is furnished, stored or displayed, including without limitation: (i) the occurrence and subject matter of the Services; (ii) all information, products, plans, methods, ideas, intellectual property, trade secrets, compensation data, financial information, marketing strategies and information, programs and services, inventions, processes, designs, sketches, drawings, business opportunities, projections, developments, know-how, formulae, computer software and programs, (including all code) and intellectual property, prospects, pending projects and proposals, pricing information, technical data, customer and supplier lists, customer prospect lists, product and equipment designs or enhancements, concepts, inventions and ideas, and other developments and techniques, other trade secrets or confidential or proprietary information, whether patentable or copyrightable or not, and other information that is not generally known or readily ascertainable by other persons. Written information supplied to Consultant may be marked “CONFIDENTIAL” when feasible, but the failure to so mark such information shall not be deemed a waiver by Company of confidentiality.

B.            Exclusion. “Confidential Information” shall not include any information which: (i) was in the possession of Consultant at the time it was first disclosed by or on behalf of Company as evidenced by written or tangible evidence; (ii) was in the public domain at the time it was disclosed to Consultant; (iii) enters the public domain through sources independent of Consultant and through no act or omission of Consultant; or (iv) was lawfully obtained by Consultant from a third party not under an obligation of confidentiality to Company.

C.            Use of Confidential Information. Consultant agrees that Confidential Information shall be used solely for the purposes of performing the Services (“Permitted Purposes”). Consultant agrees: (i) not to disclose (or permit disclosure of) any Confidential Information (or any portion thereof) to any person or entity; (ii) not use the Confidential Information for its own purposes, or any other purposes other than Permitted Purposes; and (iii) to keep all such Confidential Information confidential and shall exercise all responsible care to prevent disclosure of such Confidential Information to any third party, except as authorized in writing by Company or where required to provide the Services contemplated hereunder. Dissemination of Confidential Information by Consultant shall be limited to those who are directly involved in the Services and whose duties justify their need to know such information, provided that Consultant shall restrict the use of such Confidential Information solely for Permitted Purposes. Consultant shall immediately notify Company in writing of any unauthorized use or disclosure of Confidential Information which may come to its attention.

D.            Ownership. Consultant agrees that: (i) Confidential Information and all goodwill associated with or symbolized by such Confidential Information are and shall remain the sole property of Company; (ii) no action by Company shall be deemed to constitute or result in an assignment of any Confidential Information to Consultant or the creation of any equitable or other interest herein or to grant Consultant the right to use the Confidential Information except as contemplated herein; (iii) all legal rights in the Confidential Information, including the right to patent any technology arising therefrom, shall belong exclusively to Company; and (iv) this Agreement does not constitute a license of any Confidential Information.

E.            Mandatory Disclosure. In the event Consultant is legally compelled to disclose any Confidential Information, to the extent permitted under applicable law or regulation, Consultant shall promptly give notice to Company so that Company may seek to quash such compulsion or to obtain an appropriate protective order. In the event Company does not (or seek to) quash such compulsion, and regardless of whether a protective order is obtained, Consultant shall disclose only such limited portion of the Confidential Information as is required to avoid sanction by the court having jurisdiction of such matter.

F.            Return of Documents / Cessation of Use. Where permitted under applicable law or regulation, in the event the Agreement is terminated for any reason, or at any time within five (5) days following Company’s request, Consultant shall: (i) promptly return (or upon Company’s written direction, destroy) all documentation (whether original or copies whether electronic or other medium) and other materials (whether tangible or stored in any storage medium, and whether prepared by Company or Consultant from information supplied by Company) containing any Confidential Information to Company without retaining any copies thereof; and (ii) immediately cease any use of the Confidential Information.

9.             Intellectual Property.

A.            Definitions.

(i)            “Intellectual Property” means any idea, trademark, logo, brand, domain name, data, invention, discovery (whether or not patentable, whether or not put into writing, and whether or not reduced to practice), trade secret, suggestion, works of authorship (within the purview of the copyright laws of the United States of America, whether or not they can be patented or copyrighted) or similar materials, design, process, technique, system, algorithm, source code, technology, software (whether or not they are in writing or reduced to practice), improvement, modification, innovation, formula, or shop right (whether or not patentable, whether or not put into writing, and whether or not put into practice) made, generated, or conceived by Consultant (whether alone or with others).

(ii)           “Company’s Intellectual Property” means all Intellectual Property that Consultant generates during Consultant’s engagement with Company and for one (1) year thereafter, whether alone or in collaboration with others, related directly to the Company’s businesses. Company’s Intellectual Property includes ideas or concepts that are not embodied in any tangible form. The tangible work product that Consultant creates during Consultant’s engagement with Company, such as product specifications and product documentation, will be Company’s Intellectual Property, and the ideas and concepts incorporated in that tangible work product will also be Company’s Intellectual Property. Consultant specifically agrees that any Intellectual Property that Consultant makes, generates, conceives or discloses during Consultant’s engagement with Company will be deemed Company’s Intellectual Property unless Consultant specifically identifies with clear detail that Intellectual Property on Schedule 1 attached to this Agreement as previously made, generated or accessed by Consultant. For purposes of this Agreement, any Company’s Intellectual Property relating directly to the business of Company or to Company’s actual or demonstrably anticipated research or development with respect to which Consultant files a patent or copyright or trademark application during the term of Consultant’s engagement with Company and within one (1) year after termination of engagement with Company shall be presumed to be Company’s Intellectual Property conceived by Consultant during the period of its engagement with Company, rebuttable only by accurate, written and duly corroborated evidence that such Invention was not first conceived by Consultant until after the termination of its engagement with Company.

B.            Documentation and Disclosure of Company’s Intellectual Property. During Consultant’s engagement with Company, Consultant will promptly and fully disclose (including a description of the nature of) or otherwise make available to Company any information about and/or the existence of, Company’s Intellectual Property, whether or not requested by Company. Consultant will also keep current, accurate, and complete notes, data and records (collectively, “Records”) of all Company’s Intellectual Property, in the manner and form provided in Company’s policies and procedures, or as otherwise requested by Company. All Records will be deemed Company’s Intellectual Property, and Consultant will promptly provide all Records to Company upon termination of Consultant’s engagement with Company, or such earlier time as Company requests; notwithstanding the foregoing, Consultant shall be permitted to retain copies of such Records to the extent required under applicable law and regulation and for the period of time mandated by such law or regulation.

C.            Ownership and Assignment of Company’s Intellectual Property. Consultant agrees that all of Company’s Intellectual Property, including any original works of authorship made by Consultant or in collaboration with others within the scope of Consultant’s engagement and which are protectable by copyright are “works made for hire,” as that term is defined in the United States Copyright Act (17 U.S.C. § 101, et seq.), and thus the exclusive property of Company. Consultant hereby irrevocably assigns and transfers to Company all of Consultant’s right, title and interest in any original works of authorship and any and all Company’s Intellectual Property (to the extent not deemed a “work made for hire”), whether currently subsisting or subsequently created. During the term of Consultant’s engagement with Company and at any time thereafter, Consultant will:

(i)            execute any additional documents reasonably requested by Company to evidence or give effect to that assignment, and otherwise to vest the entire right and title to any of Company’s Intellectual Property in Company; and

(ii)           render such additional assistance as Company may reasonably request to perfect all such assignments and to protect such Company’s Intellectual Property, including performing any other reasonable acts necessary in Company’s opinion and at its expense to preserve property rights in Company’s Intellectual Property against forfeiture, abandonment, or loss and to obtain and maintain letters patent and / or copyrights on Company’s Intellectual Property. At Company’s option, such additional efforts will include the preparation and execution of the documents, in a form satisfactory to Company, that are necessary to register any copyright, or to obtain patent protection in any patent office. Company will reimburse Consultant for Consultant’s reasonable costs if Company requires Consultant assistance after termination of Consultant’s engagement with Company.

Consultant hereby designates and appoints Company and its duly authorized officers and agents, as Consultant’s agents and attorneys-in-fact, with full power of substitution, to act for and in Consultant’s behalf and instead of Consultant, to execute and file any documents and to do all other lawfully permitted acts to further the above purposes with the same legal force and effect as if executed by Consultant.

10.          Remedies. The parties agree that: Consultant’s obligations in Sections 8 and 9 of this Agreement are necessary and reasonable in order to protect Company and Company’s business. Consultant agrees that the remedy at law for any breach of the provisions of this Agreement will be adequate as defined by the Court.

11.          Notices. All notices and other communications shall be in writing and shall be deemed to have been duly given if delivered via: (i) personal delivery; (ii) expedited delivery service with proof of delivery; (iii)      registered or certified United States mail, postage prepaid; or (iv) upon delivery by email, addressed to the appropriate party as follows:

To Company:	Vireo Health, Inc. 207 South Ninth Street Minneapolis, MN 55402 Attn: General Counsel ***	To Consultant:	Joshua Rosen ***

or to any other address as the person to whom notice is to be given may have previously furnished to the other in writing as set forth above, provided that notice of an address change shall be deemed given only upon receipt.

12.          Warranties. Consultant will perform the Services diligently and in accordance with accepted and sound professional practices and procedures. Consultant represents and warrants that: (i) Consultant is free of any obligation or restriction that would prevent Consultant from entering into this Agreement or impede Consultant’s ability to perform the Services; and (ii) Consultant’s performance of the Services will not involve the use or disclosure of any trade secret information of any third party or the infringement of any patent or copyright of any third party.

13.          Entire Agreement and Amendment. This Agreement: (i) constitutes the entire agreement between the parties relating to this consulting engagement and supersedes all prior agreements or understandings between Consultant and Company or their agents with regard to the same subject; and (ii) may be changed, modified, or terminated only by an agreement in writing signed by the parties hereto.

14.          Severability. Each provision, section, sentence, clause, phrase, and word of this Agreement is intended to be severable. If any provision, section, sentence, clause, phrase, and word hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity of the remainder of this Agreement, provided that: (i) each party receives the substantial benefit of its bargain with respect to the transaction contemplated hereby; and (ii) the ineffectiveness of such provision would not result in such a material change as to cause completion of the transactions contemplated hereby to be unreasonable.

15.           Indemnification. Consultant and Company shall mutually indemnify, defend and hold the other parties officers, directors, and employees harmless from and against any and all liabilities, claims, demands, proceedings, obligations, assessments, losses, costs, damages, or expense, of any nature whatsoever, contingent or otherwise (including, without limitation, any and all judgments, degrees, equitable relief, extraordinary relief, settlements, awards, attorneys’ fees, court cost, including arbitrators’ fees) (collectively, “Claims”) that are incurred, sustained, suffered, or assessed against the indemnified party, arising out of, relating to, or as a result of alleged or actual disregard or breach of this Agreement or any policies, principles, or guidelines, any action, inaction, negligence, misconduct, error or omission and any activity, or request of additional scope of work.

16.          Remedies. In the event of any breach by Consultant or Company of any of the provisions of this Agreement, each party, in addition to any other rights, remedies or damages available at law or in equity, will be entitled to recover all costs and expenses, including without limitation attorneys’ fees, incurred by either party, its successors and assigns as a consequence of any such breach.

17.          Non-Exclusivity. The work performed for Company under this Agreement is not exclusive. Company and Consultant each retain the right to contract for similar services with other individuals and businesses. Consultant shall be free to undertake additional activities for another party provided that such activities do not unreasonably interfere with execution of the Services under this Agreement or otherwise violate this Agreement, including Sections 8, and 9.

18.           [Intentionally Omitted.]

19.           General Terms.

A.            Governing Law; Venue. The validity, construction and performance of this Agreement shall be governed by and construed in accordance with the law of the state of Minnesota applicable to contracts executed in and performed entirely within such state, without reference to any choice of law principals thereof, but the specific performance provisions and right of Company to seek injunctive relief for Consultant’s breach of the covenants contained herein may also be enforced in any other state or country or nation wherever such breach occurs, and in accordance with the laws of such other state, country or nation, to the extent necessary to secure enforcement in such other jurisdiction. Each party: (i) agrees that all actions, claims or proceedings related to this Agreement shall be commenced and maintained exclusively in the State of Minnesota; and (ii) irrevocably consents to submit to the personal jurisdiction and venue of such Minnesota courts and waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue in any such court or that any such proceeding which is brought in accordance with this Section has been brought in an inconvenient forum.

B.             Waiver. The failure of any party to insist upon strict compliance with any of the terms, covenants, or conditions hereof shall not be deemed a waiver of such term, covenant, or condition, nor shall any waiver or relinquishment of any right, power or privilege hereunder at any one or more times be deemed a waiver or relinquishment of such right, power or privilege at any other time or times.

C.             Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original, but all of which, when taken together, will be deemed to constitute one and the same agreement.

D.             Captions. The captions stated herein are for convenience only and are not intended to alter any of the provisions of this Agreement.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties as of the date first above written.

Company: VIREO HEALTH, INC.

Signature:	/s/ Kyle Kingsley

Print Name: Kyle Kingsley

Title: Chairman of the Board

Company: JOSHUA ROSEN

Signature:	/s/ Joshua Rosen

Print Name: Joshua Rosen

EXHIBIT A
to
Consulting Agreement

At the request of the Company Consultant will participate in activities related to the Goodness Growth Holdings, Inc. vs. Verano Holdings Corp. pending in the Supreme Court of British Columbia and any other tasks for the benefit of the Company at its discretion.

SCHEDULE 1

EXHIBIT 10.3

RESTATED EMPLOYMENT AGREEMENT

This Restated Employment Agreement (this “Agreement”) is entered into as of October 9, 2024 (the “Restatement Effective Date”) by and between Vireo Health, Inc. (the “Company”), a Delaware corporation, which is a wholly owned subsidiary of Vireo Growth Inc. (the “Parent Corporation”), a British Columbia corporation, and Amber Shimpa (“Employee”), an individual residing in the State of Minnesota. The Company and Employee are collectively the “Parties” and each a “Party”).

RECITALS

WHEREAS, the Company desires to continue to employ Employee pursuant to the terms of this Agreement and Employee desires to accept such employment pursuant to the terms of this Agreement; and

WHEREAS, the Employee was employed under the terms of an employment agreement dated December 1, 2020, as amended by a First Amendment to Employment Agreement dated February 2, 2022, a Second Amendment to Employment Agreement dated December 14, 2022, a Third Amendment to Employment Agreement dated February 12, 2023, and a Fourth Amendment to Employment Agreement dated December 21, 2023 (collectively, the “Prior Employment Agreement”), which was amended from time to time thereafter; and

WHEREAS, the Parties desire to restate the terms of Employee’s employment as set forth in this Agreement, superseding the Prior Employment Agreement (except as otherwise noted in this Agreement) as of the Restatement Effective Date; and

WHEREAS, the Parties agree that the terms and conditions set forth in this Agreement will be effective as of the Restatement Effective Date; and

WHEREAS, during Employee’s prior and ongoing employment with the Company, Employee has been and will become acquainted with technical and nontechnical information that the Company has developed, acquired and uses, or that the Company has developed, acquired or used, or will develop, acquire or use, and that is commercially valuable to the Company and that the Company desires to protect, and Employee may contribute to such information through inventions, discoveries, improvements or otherwise.

AGREEMENT

NOW, THEREFORE, in consideration of the continuing employment of Employee by the Company, and further in consideration of the salary, wages or other compensation and benefits to be provided by the Company to Employee, and for additional mutual covenants and conditions, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee, intending legally to be bound, hereby agree as follows:

1.             Nature and Capacity of Employment.

1.1            Title and Duties. Effective as of Restatement Effective Date, Employee will be employed and hold the following titles and, if applicable, continue in such roles:

(a)	Chief Executive Officer and President of the Parent Corporation;

(b)	Chief Executive Officer and President of the Company; and

(c)	Chief Executive Officer and President of various Company affiliates and subsidiaries including, but not necessarily limited to, Vireo Health of Minnesota, LLC, Vireo Health of New York, LLC, MaryMed, LLC, and HiColor, LLC.

Employee’s employment in the aforementioned roles will be subject to the terms and conditions set forth in this Agreement and as may be set forth in separate job descriptions for such roles, as applicable, as mutually agreed upon between the Parties. Employee will perform such duties and responsibilities for the Company as the Company’s or the Parent Corporation’s board of directors may assign to Employee from time to time, consistent with Employee’s positions. The Employee hereby agrees to act in these capacities under the terms and conditions set forth in this Agreement. Employee shall serve the Company and its affiliates faithfully and to the best of Employee’s ability and shall at all times act in accordance with the law, excepting only the Controlled Substances Act as it applies to the state-licensed operations of the Company. Employee shall devote Employee’s full working time, attention and efforts to performing Employee’s duties and responsibilities under this Agreement and advancing the Company’s and its affiliates’ business interests. Employee shall follow applicable policies and procedures adopted by the Company and its affiliates from time to time, including without limitation the Company’s Code of Conduct, Employee Handbook and other Company policies, including those relating to business ethics, conflict of interest, non-discrimination and non-harassment. Employee shall not, without the prior written consent of the Parent Corporation’s Board of Directors (the “Board”), accept other employment or engage in other business activities during Employee’s employment with the Company that may prevent Employee from fulfilling the duties or responsibilities as set forth in or contemplated by this Agreement. Employee may participate in civic, religious and charitable activities and personal investment activities to a reasonable extent, so long as such activities do not interfere with the performance of Employee’s duties and responsibilities hereunder.

1.2            No Restrictions. Employee hereby represents and confirms that Employee is under no contractual or legal commitments that would prevent Employee from fulfilling Employee’s duties and responsibilities as set forth in this Agreement.

1.3            Location. Employee’s employment will be based at the Company’s corporate headquarters in Minneapolis, Minnesota. Employee acknowledges and agrees that Employee’s position, duties and responsibilities may require regular travel, both in the U.S. and internationally.

2.             Term. Unless terminated at an earlier date in accordance with Section 5, Employee’s employment with the Company under the terms and conditions of this Agreement will be for an indefinite period. For purposes of clarity and avoidance of doubt, any provisions of this Agreement and the Restrictive Covenants Agreement that by their terms survive after the termination of Employee’s employment shall remain in full force and effect.

3.             Restrictive Covenants Agreement. On the effective date of the Prior Employment Agreement, Employee executed a Confidential Information, Intellectual Property Rights, Non-Competition and Non-Solicitation Agreement (the “Restrictive Covenants Agreement”) which remains in full force and effect with no requirement that it be executed again or replaced by a new agreement relating to the terms and conditions of the Restrictive Covenants Agreement; provided, however, due to change in Minnesota law on July 1, 2023, the Parties agree that the non-competition provisions of Paragraph 3.2(a) of the Restrictive Covenants Agreement shall be void and unenforceable and Company agrees that it expressly waives Paragraph 3.2(a) of the Restrictive Covenants Agreement. Employee acknowledges and agrees that the Company’s execution of the Prior Employment Agreement and its agreement to employ Employee were conditioned upon Employee execution of the Restrictive Covenants Agreement as modified herein. For purposes of clarity and avoidance of doubt, nothing in this Agreement is intended to modify, amend, cancel or supersede the Restrictive Covenants Agreement in any manner except as otherwise stated herein.

4.             Compensation, Benefits and Business Expenses.

4.1            Base Salary. As of the Restatement Effective Date, the Company agrees to pay Employee an annualized base salary of $325,000.00 (the “Base Salary”), which Base Salary will be earned by Employee on a pro rata basis as Employee performs services and which shall be paid according to the Company’s normal payroll practices. For each of the Company’s subsequent fiscal years, the Board will conduct a periodic review of Employee and, based on that review, establish Employee’s Base Salary in an amount not less than the Base Salary in effect for the prior year, unless Employee’s Base Salary is reduced as part of a general reduction in the base salaries for all officers of the Company and in substantially the same proportion as the reduction in the base salaries for all officers of the Company. The review contemplated by this Section 4.1 need not be formal, nor need it be conducted on or before a specific date.

4.2            Annual Incentive Compensation. For each of the Company’s fiscal years, Employee may be eligible to earn an annualized cash bonus if and in an amount determined by the Board in its discretion and subject to the terms of any written document addressing such annual cash bonus as the Board may adopt in its sole discretion. Unless specified otherwise in a written annual cash bonus document applicable to Employee, Employee must be employed on the date any annual cash bonus is paid in order to earn and receive each such bonus.

4.3            Retention Bonus Related to a Change in Control Event. In the event the Parent Corporation enters into a definitive binding agreement for the sale or other disposition of the Company that constitutes a Change in Control (as defined in the 2019 Equity Incentive Plan), Employee will receive a retention bonus (the “Retention Bonus”) in an amount equal to fifty percent (50%) of Employee’s annual Base Salary as in effect at the time of the closing of the Change in Control, payable on or within thirty calendar days following the closing of such transaction (subject to any required withholding for federal, state or local income and wage taxes); with payment contingent on Employee’s continued employment through the date of the closing of the Change in Control transaction. For these purposes if Employee’s employment is terminated prior to such closing by the Company without Cause or by Employee for Good Reason, Employee shall be treated for these purposes as though employed through the closing of the Change in Control transaction. If Employee’s employment is terminated by the Company without Cause prior to the closing of the Change in Control transaction, Base Salary will determined by reference to Base Salary as in effect immediately prior to such termination of employment. If Employee terminates employment for Good Reason prior to the closing of the Change in Control, Base Salary will be defined as Employee’s Base Salary in effect immediately prior to the occurrence of the condition that gave rise to a right to resign for Good Reason. The Retention Bonus will not be payable if the Employee’s employment terminates prior to the closing of the Change in Control transaction for any reason other than a termination by the Company without Cause or by Employee for Good Reason.

4.4            Equity-Based Compensation. Except to the extent expressly modified by the terms of this Agreement, and notwithstanding Section 9.1 of this Agreement (the “Integration Clause”) all equity-based awards granted by the Company or the Parent Corporation to Employee prior to the Restatement Effective Date (including, but not necessarily limited to those equity grants and/or awards made by virtue of and as part of the Prior Employment Agreement) shall remain in full force and effect under the terms of the plan or plans pursuant to which such grants were made and the terms of the applicable award agreements used to make such grants. In addition, subject to approval by the administrator of the Vireo Health International Inc. 2019 Equity Incentive Plan (the “2019 Plan”), the Company shall cause Employee to be issued an option for one million (1,000,000) shares of Parent Corporation stock with a purchase price set at fair market value per share on the date of grant and subject to a vesting schedule such that the option becomes vested and exercisable with respect to five hundred thousand (500,000) shares on the first (1st) anniversary of the Restatement Effective Date, and for the remaining number of shares subject to such option on the second (2nd) anniversary of the Restatement Effective Date; subject to Employee’s continued employment by the Company or an affiliate of the Company on the relevant vesting date.

4.5            Employee Benefits. While Employee is employed by the Company, Employee shall be entitled to participate in the retirement plans, health plans, and all other employee benefits made available by the Company, and as they may be changed from time to time. Employee acknowledges and agrees that Employee will be subject to all eligibility requirements and all other provisions of these benefits plans, and that the Company is under no obligation to Employee to establish and maintain any employee benefit plan in which Employee may participate. The terms and provisions of any employee benefit plan of the Company are matters within the exclusive province of the Board, subject to applicable law.

4.6            Paid Time Off. While Employee is employed by the Company, Employee shall have available unlimited personal time off in accordance with the Company’s policies then in effect. Paid time off may be used for illness or other personal business, or as vacation time off at such times so as not to materially disrupt the operations of the Company. Paid time off is intended to be used, not stored, and these days shall in no event be converted to cash, nor shall any unused days be paid to Employee upon termination of Employee’s employment under this Agreement.

4.7            Business Expenses. While Employee is employed by the Company, the Company shall reimburse Employee for all reasonable and necessary out-of-pocket business, travel and entertainment expenses incurred by Employee in the performance of Employee’s duties and responsibilities hereunder, subject to the Company’s normal policies and procedures for expense verification and documentation.

5.             Termination of Employment.

5.1            Termination of Employment Events. Employee’s employment with the Company is at-will. Employee’s employment with the Company will terminate immediately upon:

(a)            The date of Employee’s receipt of written notice from the Company of the termination of Employee’s employment (or any later date specified in such written notice from the Company);

(b)            Employee’s abandonment of Employee’s employment or the effective date of Employee’s resignation for Good Reason (as defined below) or any other reason (as specified in written notice from Employee);

(c)            Employee’s Disability (as defined below); or

(d)            Employee’s death.

5.2            Termination Date. The date upon which Employee’s termination of employment with the Company is effective is the “Termination Date.”

5.3            Resignation From Positions. Unless otherwise requested by the Board in writing, upon Employee’s termination of employment with the Company for any reason Employee shall automatically resign as of the Termination Date from all titles, positions and appointments Employee then holds with the Company, whether as an officer, director, trustee or employee (without any claim for compensation related thereto), and Employee hereby agrees to take all actions necessary to effectuate such resignations.

6.             Payments Upon Termination of Employment.

6.1            Termination of Employment Without Cause or for Good Reason Not Subject to Special Change in Control Provisions. If Employee’s employment with the Company is terminated by the Company for any reason other than for Cause (as defined in Section 6.4), or by Employee for Good Reason (as defined in Section 6.6), and such termination is not subject to Section 6.2, the Company shall, in addition to paying Employee’s Base Salary and other compensation earned through the Termination Date, and subject to Section 6.9:

(a)            Pay to Employee as severance pay an amount equal to two hundred percent (200%) of Employee’s annualized Base Salary as of the Termination Date, less all legally required and authorized deductions and withholdings, payable in substantially equal installments in accordance with the Company’s regular payroll cycle during the twenty-four (24) month period immediately following the Termination Date, provided, however, that any installments that otherwise would be payable on the Company’s regular payroll dates between the Termination Date and the 45th calendar day after the Termination Date will be delayed until the Company’s first regular payroll date that is more than forty-five (45) calendar days after the Termination Date and included with the installment payable on such payroll date (the “Severance Payments”); and

(b)            If Employee is eligible for and takes all steps necessary to continue Employee’s group health insurance coverage with the Company following the Termination Date (including completing and returning the forms necessary to elect COBRA coverage), pay for the portion of the premium costs for such coverage that the Company would pay if Employee remained employed by the Company, at the same level of coverage that was in effect as of the Termination Date, through the earliest of: (i) the eighteen (18) month anniversary of the Termination Date, (ii) the date Employee becomes eligible for group health insurance coverage from any other employer, or (iii) the date Employee is no longer eligible to continue Employee’s group health insurance coverage with the Company under applicable law (“Pre-CIC Benefits Continuation Payments”).

(c)            In addition, following any termination by the Company without Cause or resignation by Employee for Good Reason, all outstanding equity grants held by Employee as of such Termination Date that are not otherwise vested shall become vested (and, in the case of stock options, immediately exercisable).

6.2            Termination of Employment Without Cause or for Good Reason Within Twelve (12) Months After a Change in Control. If Employee’s employment with the Company is terminated by the Company for any reason other than for Cause, or by Employee for Good Reason, and the Termination Date occurs because of a Change in Control which occurs during Employee’s employment orbefore the twelve (12) month anniversary of such Change in Control, then the Company shall, in addition to paying Employee’s Base Salary and other compensation earned through the Termination Date, and subject to Section 6.9:

(a)            Provide all payments and benefits provided for under Section 6.1; and

(b)            pay up to $10,000.00 for outplacement services by an outplacement services provider selected by Employee, with any such amount payable by the Company directly to the outplacement services provider or reimbursed to Employee, in either case subject to Employee’s submission of appropriate receipts before the twelve (12) month anniversary of the Termination Date (the “Outplacement Payments”).

6.3            Other Termination of Employment Events. If Employee’s employment with the Company is terminated by the Company or Employee by reason of:

(a)            Employee’s abandonment of Employee’s employment or Employee’s resignation for any reason other than Good Reason;

(b)            termination of Employee’s employment by the Company for Cause; or

(c)            Employee’s death or Disability,

then the Company shall pay to Employee or Employee’s beneficiary or Employee’s estate, as the case may be, Employee’s Base Salary and other compensation earned through the Termination Date and Employee shall not be eligible or entitled to receive any severance pay or benefits from the Company. Notwithstanding anything stated above, should Employee become unable to perform the essential functions of her role due to a Disability (as defined below), Employee will be paid salary continuation for a period of twelve (12) months, less all legally required and authorized deductions and withholdings, payable in accordance with the Company’s regular payroll cycle during the twelve (12) month period immediately following the Termination Date.

6.4            Cause Defined. “Cause” hereunder means:

(a)            Employee’s material failure to perform Employee’s job duties competently as reasonably determined by the Board and as set forth in any applicable job descriptions for Employee;

(b)            gross misconduct by Employee which the Board reasonably determines is (or will be if continued) demonstrably and materially damaging to the Company;

(c)            fraud, misappropriation, or embezzlement by Employee;

(d)            an act or acts of dishonesty by Employee and intended to result in gain or personal enrichment of Employee at the expense of the Company;

(e)            Employee’s conviction of or plea of nolo contendere to a felony regardless of whether involving the Company and whether or not committed during the course of Employee’s employment, other than with respect to any criminal penalties related to the illegality of possessing or using Marijuana under the Controlled Substance Act, 21 U.S.C. Section 812(b);

(f)            Employee’s violation of the Company’s Code of Conduct, Employee Handbook or other material written policy, as reasonably determined by the Board; or

(g)            the material breach of this Agreement of the Restrictive Covenants Agreement by Employee.

With respect to Section 6.4(a) and Section 6.4(f), the Company shall first provide Employee with written notice and an opportunity to cure such breach, if curable, in the reasonable discretion of the Board, and identify with specificity the action needed to cure within fifteen (15) calendar days of Employee’s receipt of written notice from the Company. If the Company terminates Employee’s employment for Cause pursuant to this Section 6.4, then Employee shall not be eligible or entitled to receive any severance pay or benefits from the Company.

6.5            Change in Control Defined. “Change in Control” hereunder has the same meaning such term has in the 2019 Plan, provided however, that for the purposes of this Agreement, a Change in Control is limited to the occurrence set forth in Section 2(f)(iii) of the 2019 Plan. It is expressly agreed that no other Change in Control as defined in Section 2(f) of the Plan will constitute a Change in Control for the purposes of this Agreement.

6.6            Good Reason Defined. “Good Reason” hereunder means the initial occurrence of any of the following events without Employee’s consent:

(a)            a material diminution in the Employee’s responsibilities, authority or duties for any of the positions held by Employee as set forth in Section 1.1(b) and 1.1(c) of the Agreement (without taking into account a change in Employee’s title in and of itself);

(b)            a material diminution in the Employee's Base Salary, other than a general reduction in base salaries that affects all similarly situated Company employees in substantially the same proportions;

(c)            a relocation of the Employee’s principal place of employment that increases Employee’s commute and is more than fifty (50) miles from Employee’s principal place of employment on the Restatement Effective Date; or

(d)            the material breach of this Agreement by the Company.

provided, however, that “Good Reason” shall not exist unless Employee has first provided written notice to the Company of the initial occurrence of one or more of the conditions under clauses (a) through (d) above within thirty (30) calendar days of the condition’s occurrence, such condition is not fully remedied by the Company within thirty (30) calendar days after the Company’s receipt of written notice from Employee, and the Termination Date as a result of such event occurs within ninety (90) calendar days after the initial occurrence of such event.

6.7            Disability Defined. “Disability” means any medically determinable physical or mental impairment that causes Employee to be unable to engage in any substantial gainful activity and that impairment is expected to result in death or can be expected to last for a continuous period of twelve months or longer and also qualifies as a “disability” for purposes of Code Section 409A.

6.8            The Company’s Sole Obligation. In the event of termination of Employee’s employment, the sole obligation of the Company to provide Employee with severance pay or benefits shall be its obligation to make the payments called for by Section 6.1 or Section 6.2, as the case may be, and the Company shall have no other severance-related obligation to Employee or to Employee’s beneficiary or Employee’s estate. For avoidance of doubt, nothing in this Section 6.8 affects Employee’s right to receive any amounts due under the terms of any employee benefit plans or programs (other than any severance-related plan or program) then maintained by the Company in which Employee participates.

6.9            Conditions To Receive Payments. Notwithstanding the foregoing provisions of this Section 6, the Company will not be obligated to provide to Employee any severance pay or benefits described in Sections 6.1 or 6.2 unless (a) Employee signs a release of claims in favor of the Company in a form to be prescribed by the Company (the “Release”), (b) all applicable consideration periods and rescission periods provided by law with respect to the Release have expired without Employee rescinding the Release, and (c) Employee is in strict compliance with the terms of this Agreement and the Restrictive Covenants Agreement and any other written agreement between Employee and the Company.

7.             Section 409A and Taxes Generally.

7.1            Taxes. The Company is entitled to withhold on and report the making of such payments as may be required by law as determined in the reasonable discretion of the Company. Except for any tax amounts withheld by the Company from any compensation that Employee may receive in connection with Employee’s employment with the Company and any employer taxes required to be paid by the Company under applicable laws or regulations, Employee is solely responsible for payment of any and all taxes owed in connection with any compensation, benefits, reimbursement amounts or other payments Employee receives from the Company under this Agreement or otherwise in connection with Employee’s employment with the Company. The Company does not guarantee any particular tax consequence or result with respect to any payment made by the Company.

7.2            Section 409A. This Agreement is intended to provide for payments that satisfy, or are exempt from, the requirements of Section 409A, including Sections 409A(a)(2), (3) and (4) of the Internal Revenue Code of 1986, as amended (the “Code”) and current and future guidance and regulations interpreting such provisions, and should be interpreted accordingly. In furtherance of the foregoing, the provisions set forth below shall apply notwithstanding any other provision in this Agreement:

(a)            all payments to be made to Employee hereunder, to the extent they constitute a deferral of compensation subject to the requirements of Section 409A (after taking into account all exclusions applicable to such payments under Section 409A), shall be made no later, and shall not be made any earlier, than at the time or times specified in this Agreement or in any applicable plan for such payments to be made, except as otherwise permitted or required under Section 409A;

(b)            the date of Employee’s “separation from service”, as defined in Section 409A (and as determined by applying the default presumptions in Treas. Reg. §1.409A-1(h)(1)(ii)), shall be treated as the date of Employee’s termination of employment for purposes of determining the time of payment of any amount that becomes payable to Employee related to Employee’s termination of employment under Sections 10(a), 10(b) or 10(c), and any reference to Employee’s “Termination Date” or “termination” of Employee’s employment in Section 6.1 or Section 6.2 shall mean the date of Employee’s “separation from service”, as defined in Section 409A (and as determined by applying the default presumptions in Treas. Reg. §1.409A-1(h)(1)(ii));

(c)            in the case of any amounts payable to Employee under this Agreement that may be treated as payable in the form of “a series of installment payments”, as defined in Treas. Reg. §1.409A- 2(b)(2)(iii), Employee’s right to receive such payments shall be treated as a right to receive a series of separate payments for purposes of Treas. Reg. §1.409A-2(b)(2)(iii);

(d)            to the extent that the reimbursement of any expenses eligible for reimbursement or the provision of any in-kind benefits under any provision of this Agreement would be considered deferred compensation under Section 409A (after taking into account all exclusions applicable to such reimbursements and benefits under Section 409A): (i) reimbursement of any such expense shall be made by the Company as soon as practicable after such expense has been incurred, but in any event no later than December 31st of the year following the year in which Employee incurs such expense; (ii) the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, during any calendar year shall not affect the amount of such expenses eligible for reimbursement, or in-kind benefits to be provided, in any calendar year; and (iii) Employee’s right to receive such reimbursements or in-kind benefits shall not be subject to liquidation or exchange for another benefit;

(e)            to the extent any payment or delivery otherwise required to be made to Employee hereunder on account of Employee’s separation from service is properly treated as paid pursuant to a nonqualified deferred compensation plan subject to Section 409A after taking into account all exclusions applicable to such payment and delivery under Section 409A, and if Employee is a “specified employee” under Section 409A at the time of Employee’s separation from service, then such payment and delivery shall not be made prior to the first business day after the earlier of (i) the expiration of six months from the date of Employee’s separation from service, or (ii) the date of Employee’s death (such first business day, the “Delayed Payment Date”), and on the Delayed Payment Date, there shall be paid or delivered to Employee or, if Employee has died, to Employee’s estate, in a single payment or delivery (as applicable) all entitlements so delayed, and in the case of cash payments, in a single cash lump sum, an amount equal to aggregate amount of all payments delayed pursuant to the preceding sentence. Except for any tax amounts withheld by the Company from the payments or other consideration hereunder and any employment taxes required to be paid by the Company, Employee shall be responsible for payment of any and all taxes owed in connection with the consideration provided for in this Agreement; and

(f)            the Parties agree that this Agreement may be amended, as may be necessary to fully comply with, or to be exempt from, Section 409A and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either Party.

8.             Miscellaneous.

8.1            Integration. This Agreement and the Restrictive Covenants Agreement embody the entire agreement and understanding among the Parties relative to subject matter hereof and combined supersede all prior agreements and understandings relating to such subject matter except as to prior equity grants and/or awards made to Employee prior to the Restatement Effective Date as described and summarized in Section 4.4 of this Agreement, including but not limited to any earlier offers to Employee by the Company; provided, however, this Agreement and the Restrictive Covenants Agreement are not intended to supersede or otherwise affect the Equity Incentive Plan or any Award Agreement (as defined in the Equity Incentive Plan), each of which shall remain in effect in accordance with its terms.

8.2            Applicable Law. All matters relating to the interpretation, construction, application, validity and enforcement of this Agreement are governed by the laws of the State of Minnesota without giving effect to any choice or conflict of law provision or rule, whether of the State of Minnesota or any other jurisdiction, that would cause the application of laws of any jurisdiction other than the State of Minnesota.

8.3            Choice of Jurisdiction. Employee and the Company consent to jurisdiction of the courts of the State of Minnesota and/or the federal district courts, District of Minnesota, for the purpose of resolving all issues of law, equity, or fact, arising out of or in connection with this Agreement or Employee’s employment with the Company or the termination of such employment. Any action involving claims for interpretation, breach or enforcement of this Agreement or related to Employee’s employment with the Company or the termination of such employment shall be brought in such courts. Each Party consents to personal jurisdiction over such Party in the state and/or federal courts of Minnesota and hereby waives any defense of lack of personal jurisdiction or inconvenient forum.

8.4            Employee’s Representations. Employee represents that Employee is not subject to any agreement or obligation that would prevent or limit Employee from entering into this Agreement or that would be breached upon performance of Employee’s duties under this Agreement, including but not limited to any duties owed to any former employers not to compete. If Employee possesses any information that Employee knows or should know is considered by any third party, such as a former employer of Employee’s, to be confidential, trade secret, or otherwise proprietary, Employee shall not disclose such information to the Company or use such information to benefit the Company in any way.

8.5            Counterparts. This Agreement may be executed in several counterparts and as so executed shall constitute one agreement binding on the Parties.

8.6            Assignment and Successors. The rights and obligations of the Company under this Agreement shall inure to the benefit of and will be binding upon the successors and assigns of the Company. Neither Party may, without the written consent of the other Party, assign or delegate any of its rights or obligations under this Agreement except that the Company may, without any further consent of Employee, assign or delegate any of its rights or obligations under this Agreement to any corporation or other business entity (a) with which the Company may merge or consolidate, (b) to which the Company may sell or transfer all or substantially all of its assets or capital stock or equity, or (c) any affiliate or subsidiary of the Company. After any such assignment or delegation by the Company, the Company will be discharged from all further liability hereunder and such assignee will thereafter be deemed to be the “Company” for purposes of all terms and conditions of this Agreement, including this Section 8.6. Employee may not assign this Agreement or any rights or obligations hereunder. Any purported or attempted assignment or transfer by Employee of this Agreement or any of Employee’s duties, responsibilities, or obligations hereunder is void.

8.7            Modification. This Agreement shall not be modified or amended except by a written instrument signed by the Parties.

8.8            Severability. The invalidity or partial invalidity of any portion of this Agreement shall not invalidate the remainder thereof, and said remainder shall remain in fully force and effect.

8.9            Opportunity to Obtain Advice of Counsel. Employee acknowledges that Employee has been advised by the Company to obtain legal advice prior to executing this Agreement, and that Employee had sufficient opportunity to do so prior to signing this Agreement.

8.10          280G Limitations. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Employee (a) constitute “parachute payments” within the meaning of Section 280G of the Code and (b) would be subject to the excise tax imposed by Code Section 4999, then such benefits shall be either be: (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Code Section 4999, whichever of the foregoing amounts, taking into account the applicable federal, state and local income and employment taxes and the excise tax imposed by Code Section 4999, results in the receipt by Employee, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be subject to excise tax under Code Section 4999. Any determination required under this Section 8.10 will be made in writing by an accounting firm selected by the Company or such other person or entity to which the Parties mutually agree (the “Accountants”), whose determination will be conclusive and binding upon Employee and the Company for all purposes. For purposes of making the calculations required by this Section 8.10, the Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company and the Employee shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 8.10. Any reduction in payments and/or benefits required by this Section 8.10 shall occur in the following order: (A) cash payments shall be reduced first and in reverse chronological order such that the cash payment owed on the latest date following the occurrence of the event triggering such excise tax will be the first cash payment to be reduced; (B) accelerated vesting of stock awards, if any, shall be cancelled/reduced next and in the reverse order of the date of grant for such stock awards (i.e., the vesting of the most recently granted stock awards will be reduced first), with full- value awards reversed before any stock option or stock appreciation rights are reduced; and (C) deferred compensation amounts subject to Section 409A shall be reduced last.

This Agreement was voluntarily and knowingly executed by the Parties effective as of the Restatement Effective Date first set forth above.

Dated: October 9, 2024	VIREO GROWTH INC.

	By:	/s/ Kyle Kingsley
	Its:	Executive Chairman of the Board

Dated: October 8, 2024	VIREO HEALTH, INC.

	By:	/s/ Kyle Kingsley
Its:

Dated: October 8, 2024	EMPLOYEE

	By:	/s/ Amber Shimpa
Amber Shimpa

Exhibit 99.1

Vireo Growth Inc. Announces Leadership Transition

10/10/2024

– Amber Shimpa promoted to the role of Chief Executive Officer –

– Josh Rosen resigns from leadership and governance roles and retained as advisor –

MINNEAPOLIS, Oct. 10, 2024 (GLOBE NEWSWIRE) -- Vireo Growth Inc. ("Vireo" or the "Company") (CSE: VREO; OTCQX: VREOF), a cannabis company committed to providing safe access, quality products and great value to its customers, today announced several leadership updates. Amber Shimpa, who has been with the Company since 2014 in various leadership roles of increasing responsibility, has been promoted to the role of Chief Executive Officer, effective immediately.

Josh Rosen has resigned from the Company's Board of Directors and as the Company's Chief Executive Officer and interim Chief Financial Officer, effective immediately, to focus on his other business ventures. Mr. Rosen was first elected to the Board in August 2021, and appointed to executive leadership roles in November 2022, including, most recently, the roles of Chief Executive Officer and interim Chief Financial Officer. The Company has engaged Mr. Rosen going forward with a consulting agreement.

Joe Duxbury has been appointed as Interim Chief Financial Officer while the Company searches for a permanent replacement. Mr. Duxbury has been with the Company since 2019 in financial and accounting roles of increasing responsibility, and most recently was serving as Vice President of Finance leading external reporting and investor relations.

Executive Chairman Kyle Kingsley, M.D., commented, “We are very pleased to announce Amber Shimpa as Vireo’s next Chief Executive Officer. Amber is a natural leader and has become an invaluable executive for the organization during her tenure as President, and we look forward to her continued contributions as CEO. I would also like to thank Josh for his stewardship of the Company through some very challenging circumstances and for his support of Amber in this transition. We wish Josh continued success in his next chapter.”

Amber Shimpa commented, “I am exceptionally proud to lead Vireo as Chief Executive Officer and excited to continue working with our teams in Minnesota, Maryland and New York to drive our organization forward. We believe Vireo has a very bright future, beginning with the launch of adult-use sales in Minnesota next year, and I look forward to helping our teams continue achieving many more major milestones in the years ahead.”

Josh Rosen said, “I’m proud of what Vireo has accomplished over the last two years, most notably the diligence and camaraderie of the team that drove the financial and operational improvements. Through our work together executing our CREAM & Fire strategy, it’s clear that Amber has the right combination of leadership, communication skills and experience to take the helm of Vireo. This is a natural transition for Amber as she’s largely been performing many of these duties already, and I’m excited to get back to focusing full-time on investing and advising with Bengal Capital.”

The Company also announced that it has mutually agreed to terminate its advisory agreement with Grown Rogue International, Inc. effective September 30, 2024. As part of the termination agreement, Vireo forfeited 4.5 million of the 8.5 million Grown Rogue warrants the Company received as part of the advisory agreement. Amber Shimpa noted, “From the outset, the Grown Rogue team rolled up their sleeves and collaborated as trusted advisors and teammates and we are appreciative of their contributions to our business, including their help with upgrading our internal talent and capabilities. Despite ending our formal agreement, we look forward to remaining friendly industry peers.”

About Vireo Growth Inc.

Vireo was founded as a pioneer in medical cannabis in 2014 and we are fueled by an entrepreneurial drive that sustains our ongoing commitment to serve and delight our key stakeholders, most notably our customers, our employees, our shareholders, our industry collaborators, and the communities in which we live and operate. We work every day to get better and our team prioritizes 1) empowering and supporting strong local market leaders and 2) strategic, prudent capital and human resource allocation. For more information, please visit www.vireogrowth.com.

Contact Information

Media Inquiries:
Amanda Hutcheson
Senior Manager, Communications
amandahutcheson@vireogrowth.com
(919) 815-1476

Investor Inquiries:
Joe Duxbury
Interim Chief Financial Officer
investor@vireogrowth.com
(612) 314-8995

Forward-Looking Statement Disclosure

This press release contains “forward-looking information” within the meaning of applicable United States and Canadian securities legislation. To the extent any forward-looking information in this press release constitutes “financial outlooks” within the meaning of applicable United States or Canadian securities laws, this information is being provided as preliminary financial results; the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such financial outlooks. Forward-looking information contained in this press release may be identified by the use of words such as “should,” “believe,” “estimate,” “would,” “looking forward,” “may,” “continue,” “expect,” “expected,” “will,” “likely,” “subject to,” “transformation,” and “pending,” variations of such words and phrases, or any statements or clauses containing verbs in any future tense. Forward-looking statements in this press release include statements regarding the Company’s launch of adult-use sales in Minnesota and Vireo’s potential for future growth. These statements should not be read as guarantees of future performance or results. Forward-looking information includes both known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company or its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements or information contained in this press release. Financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to various risks as set out herein and in our Annual Report on Form 10-K filed with the Securities Exchange Commission. Our actual financial position and results of operations may differ materially from management’s current expectations. Forward-looking information is based upon a number of estimates and assumptions of management, believed but not certain to be reasonable, in light of management’s experience and perception of trends, current conditions, and expected developments, as well as other factors relevant in the circumstances, including assumptions in respect of current and future market conditions, the current and future regulatory environment, and the availability of licenses, approvals and permits.

Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, the reader should not place undue reliance on the forward-looking information because the Company can give no assurance that they will prove to be correct. Actual results and developments may differ materially from those contemplated by these statements. Forward-looking information is subject to a variety of risks and uncertainties that could cause actual events or results to differ materially from those projected in the forward-looking information. Such risks and uncertainties include, but are not limited to: risks related to the timing and content of adult-use legislation in markets where the Company currently operates; current and future market conditions, including the market price of the subordinate voting shares of the Company; risks related to epidemics and pandemics; federal, state, local, and foreign government laws, rules, and regulations, including federal and state laws and regulations in the United States relating to cannabis operations in the United States and any changes to such laws or regulations; operational, regulatory and other risks; execution of business strategy; management of growth; difficulties inherent in forecasting future events; conflicts of interest; risks inherent in an agricultural business; risks inherent in a manufacturing business; liquidity and the ability of the Company to raise additional financing to continue as a going concern; the Company’s ability to meet the demand for flower in Minnesota; risk of failure in the lawsuit with Verano and the cost of that litigation; our ability to dispose of our assets held for sale at an acceptable price or at all; and risk factors set out in the Company's Form 10-K for the year ended December 31, 2023, which is available on EDGAR with the U.S. Securities and Exchange Commission and filed with the Canadian securities regulators and available under the Company's profile on SEDAR at www.sedar.com.

The statements in this press release are made as of the date of this release. Except as required by law, we undertake no obligation to update any forward-looking statements or forward-looking information to reflect events or circumstances after the date of such statements.

Source: Vireo Growth Inc.